FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 14, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.                  News Release dated December 14, 2009; and

2.                  Material Change Report dated December 14, 2009 (re: December 14, 2009, news release)

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                      PETAQUILLA MINERALS LTD.

                                                                        (Registrant)

Date:  December 14, 2009                               By:       /s/ Richard Fifer

                                                                                    (Name)

                                                                      Its:       Director and Chairman

                                                                                    (Title)

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Closes Private Placement Financing

Vancouver, BC – December 14, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces that the Company has closed its previously announced non-brokered private placement of 24,000,000 common shares (the “Shares”) at a price of $0.50 per Share, raising gross proceeds of C$12,000,000.  The securities distributed under the private placement are subject to a four-month plus one day hold period expiring on April 11, 2010.

The proceeds from the private placement will be used for repayment of debt and further development of the Company’s 100% owned Molejon gold mine in Panama.

In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $600,000 cash.

The securities sold have not, nor will they be registered under the United States Securities Act of 1933, as amended or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of a U.S. person, as such term is defined in Regulation S under the U.S. Securities Act, other than through registration or an applicable exemption from U.S. federal and state registration requirements.  This release does not constitute an offer for sale of securities in the United States.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.             Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.             Date of Material Change

December 14, 2009

Item 3.             News Release

The Company’s news release dated December 14, 2009, was disseminated by Marketwire, Incorporated on December 14, 2009.

Item 4.             Summary of Material Change

The Company announces that it has closed its previously announced non-brokered private placement of 24,000,000 common shares (the “Shares”) at a price of $0.50 per Share, raising gross proceeds of C$12,000,000.

Item 5.             Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.             Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.             Omitted Information

Not Applicable.

Item 8.             Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.             Date of Report

Dated December 14, 2009

PETAQUILLA MINERALS LTD.

Per:      /s/ Joao Manuel
Joao Manuel

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:                   PETAQUILLA MINERALS LTD.

Contact person:                                 Joao C. Manuel

Contact Telephone number:               604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Closes Private Placement Financing

Vancouver, BC – December 14, 2009:  Petaquilla Minerals Ltd. (the “Company”) announces that the Company has closed its previously announced non-brokered private placement of 24,000,000 common shares (the “Shares”) at a price of $0.50 per Share, raising gross proceeds of C$12,000,000.  The securities distributed under the private placement are subject to a four-month plus one day hold period expiring on April 11, 2010.

The proceeds from the private placement will be used for repayment of debt and further development of the Company’s 100% owned Molejon gold mine in Panama.

In connection with the closing of the private placement, the Company has paid finders’ fees in the amount of $600,000 cash.

The securities sold have not, nor will they be registered under the United States Securities Act of 1933, as amended or applicable state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of a U.S. person, as such term is defined in Regulation S under the U.S. Securities Act, other than through registration or an applicable exemption from U.S. federal and state registration requirements.  This release does not constitute an offer for sale of securities in the United States.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon gold Project.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.